Zentek and DCL Supply Ltd. Sign Distribution Agreement

for ZenGUARD Enhanced Air Filters

Guelph, ON - May 23, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company and DCL Supply Ltd. ("DCL Supply"), a private Heating, Ventilation and Air Conditioning ("HVAC") master product distributor are pleased to announce that they have entered into a distribution agreement effective March 19th, 2024, for an initial one-year term, and which automatically renews for subsequent one-year terms unless 90 days' notice is given by either party prior to renewal. The initial product to be distributed will be ZenGUARD™ Enhanced Air Filters for the HVAC market, subject to the assessment by the Health Canada Pesticide Management Regulatory Agency for registration under the Pest Control Products Act, which is ongoing. Subject to such registration, this agreement would allow DCL Supply to distribute ZenGUARD™ Enhanced Air Filters through its extensive distributor network serving numerous industrial, commercial and institutional clients within and across Canada.

DCL Supply Ltd.

DCL Supply serves many leading HVAC distributors across Canada and has a strong reputation for being a reliable and knowledgeable partner. For over 40 years, DCL Supply has demonstrated its commitment to service excellence and providing high quality, innovative and labour-saving brands to its clients.

"Creating healthier indoor spaces while reducing HVAC system maintenance costs is extremely important. To best accomplish this, we believe simple solutions that work with existing HVAC systems to control infectious aerosols will be most effective," remarked Greg Fenton, CEO of Zentek. "Our aim is to accomplish this without significantly increasing energy consumption and emissions. We are encouraged to see organizations in the HVAC space, like DCL Supply, that share our conviction on the importance of this balance, and we look forward to working with them in the months ahead."

"DCL Supply has been helping serve the HVAC needs of numerous industrial, institutional, and commercial clients for over 40 years. A key part of this is identifying and bringing forward new, innovative products for our distributor partners that add value for end users." said Michael Breault, Director of Sourcing and Business Development of DCL Supply. "Many property managers have shifted to using air filters with a higher level of mechanical filtration to capture more viral particles to help keep people safe. With the potential to not rely solely on a high level of mechanical filtration to accomplish this, we can improve indoor air quality while requiring fewer filter changes and reducing labour costs. This value proposition is a natural complement to the other solutions we provide to our clients - and also aligns closely with our commitment to bring forward labour-saving brands to our distributor network."

The ZenGUARD™ Enhanced Air Filter product is currently being assessed for registration under the Pest Control Products Act (Canada).

It cannot be manufactured, imported, distributed, or used in Canada at this time, unless explicit authorization has been obtained from Health Canada to use this product for the purpose of conducting research under the Pest Control Products Regulations.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information on DCL Supply Ltd:

www.dclsupply.ca

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.